Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

December 12, 2005
Our ref. No. PI 036

The U.S. Securities and Exchange Commission [redacted]
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Conversion of Mitsubishi Motors Corporation Preferred Stock into Common Stock**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

Translation of report filed with the Tokyo Stock Exchange on December 12, 2005

Conversion of Mitsubishi Motors Corporation Preferred Stock into Common Stock

Mitsubishi Corporation announced today that it has decided to convert part of the outstanding preferred stock of Mitsubishi Motors Corporation (MMC) (Head Office: Minato-ku, Tokyo; President: Osamu Masuko) into common stock.

1. **Type of preferred stock**
   Class A preferred stock issued by Mitsubishi Motors Corporation
2. **Date of conversion of the preferred stock**
   December 12, 2005
3. **Number of stock converted**
   18,000 stocks (1,000,000 yen per stock)
4. **Aggregate par-value**
   18,000,000,000 yen
5. **Conversion value per stock**
   108 yen per stock
6. **Number of common stock after the conversion**
   166,666 thousand stocks
7. **Number of common stock held by Mitsubishi Corporation after the conversion**
   737,731 thousand stocks
8. **Mitsubishi Corporation's shareholding as of September 30, 2005**
   13.02%
9. **Mitsubishi Corporation's shareholding as of December 12, 2005**
   13.65%

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